TCC REVIEW

TRINITY CAPITAL CORPORATION 2009 ANNUAL MEETING

U.S. Bank Performance Declines Dramatically

Earnings at Lowest Level since 1985
(Net Operating Income Before Taxes)


2.6%
2.2%
1.8%
1.3%
0.9%
0.4%
0.0%

	2003	2004	2005	2006	2007	2008
TCC	2.12%	1.64%	1.64%	1.34%	1.49%	0.89%
U.S. Banks	2.00%	1.90%	1.90%	1.82%	1.40%	0.30%

Source: Federal Reserve Bank of Kansas City

Performance Deterioration is Widespread

But Largest Losses Reflect Distressed Housing Markets


December 31, 2008
2007
2006
Percent of Banks with Losses
up to 5%
5% to 10%
10% to 20%
20% to 40%
40% plus

Source: Federal Reserve Bank of Kansas City

Capital Purchase Program

- TARP $700B (Oct 2008)
- CPP $250B (Healthy Banks)
- Capital Markets
- In-depth Analysis

Benefits of CPP for TCC

- Economic Uncertainty
- Non-Voting, Non-Dilutive
- Competitive Landscape
- Regulatory Change
- Profit Projections
- Repayment

Total Capital/Risk-Weighted Assets


17%
15%
13%
11%
9%
7%
5%
TCC + CPP

	2004	2005	2006	2007	2008
TCC	11.59%	11.69%	11.51%	12.11%	11.80%
Peer (BHC's $1B to $3B)	12.95%	12.75%	12.62%	12.35%	12.27%
TCC with CPP Pro froma	n/a	n/a	n/a	n/a	14.80%

CPP Implications

- Cost of Funds 5.67% (5 yrs), then 9.48%
- Loan Reporting
- Compensation
- Dividends

Non-Performing Assets to Total Assets


3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%

	2004	2005	2006	2007	2008
TCC	1.13%	0.68%	0.66%	0.95%	2.52%
Peer (BHC's $1B to $3B)	0.51%	0.46%	0.49%	0.98%	2.23%

Loan Loss Reserve/Total Loans



1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%

	2004	2005	2006	2007	2008
TCC	0.93%	0.87%	1.08%	1.15%	1.24%
Peer (BHC's $1B to $3B)	1.31%	1.24%	1.17%	1.21%	1.52%

TCC Results

TCC Total Assets

In millions



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0

	2004	2005	2006	2007	2008
Total Assets	$1,080.34	$1,244.02	$1,359.28	$1,379.72	$1,417.73

TCC Net Income

In millions



$14
$12
$10
$8
$6
$4
$2
$0

	2004	2005	2006	2007	2008
TCC Net Income	$10.39	$11.96	$10.31	$13.33	$8.00

Net Interest Margin

On a fully tax-equivalent basis


4.1%
4.0%
3.9%
3.8%
3.7%
3.6%
3.5%

	2004	2005	2006	2007	2008
TCC	3.94%	3.80%	3.81%	3.73%	3.52%
Peer (BHC's $1B to $3B)	3.99%	4.07%	3.99%	3.78%	3.58%

Efficiency


75%
70%
65%
60%
55%
50%
Better

	2004	2005	2006	2007	2008
TCC	60.31%	57.59%	60.23%	58.16%	64.69%
Peer (BHC's $1B to $3B)	62.28%	61.27%	62.46%	65.94%	70.38%

Return on Average Equity



20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%

	2004	2005	2006	2007	2008
TCC	14.61%	16.05%	12.86%	15.56%	8.76%
Peer (BHC's $1B to $3B)	13.11%	13.33%	12.61%	9.72%	1.99%

TCC Earnings Per Share



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00

	2004	2005	2006	2007	2008
Earnings per Share	$1.54	$1.80	$1.57	$2.05	$1.23

TCC Common Dividends Declared Per Share


$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00

	2004	2005	2006	2007	2008
Common dividends declared per share	$0.60	$0.64	$0.69	$0.75	$0.80

TCC Share Price

As of December 31st each year


$35
$30
$25
$20
$15
$10
$5
$0

	2004	2005	2006	2007	2008
Share Price	$30.80	$28.00	$28.75	$26.99	$21.75

Three Year Stock Price Performance



May-06
Nov-06
May-07
Nov-07
May-08
Nov-08
May-09
20%
0%
-20%
-40%
-60%
-80%
-100%
TCC
BAC
FSNM
WFC
ZION
SNL Bank

2008 Loan Mix



5%
9%
21%
33%
32%
Commercial
Commercial real estate
Residential real estate
Construction real estate
Installment and other

Loan Type	2008 Loan Percentages	Amounts (in thousands)
Commercial	9.46%	$116,588
Commercial RE	33.43%	$412,184
Residential RE	31.54%	$388,776
Construction RE	20.64%	$254,444
Installment /Other	4.93%	$60,746
Total	100%	$1,232,738

TCC Loan to Deposit Ratio


102%
100%
98%
96%
94%
92%
90%
2004
2005
2006
2007
2008

Year	2004	2005	2006	2007	2008
Loan to Deposit Ratio	100.61%	97.84%	97.33%	99.63%	98.32%

2009 Initiatives

- Asset Quality, Performance, Efficiency
- Cerrillos Office
- Virtualization
- Mobile Banking



LANB Market Share – Los Alamos

As of June 30 of each year



100.0%
90.0%
80.0%
70.0%
60.0%
50.0%

	2004	2005	2006	2007	2008
Los Alamos Market Share	87.20%	88.70%	88.83%	89.58%	89.01%

Source: FDIC Statement of Deposits Report June 30,2008 (Includes banks only)

LANB Market Share – Santa Fe

As of June 30 of each year


25%
20%
15%
10%
5%
0%

	2004	2005	2006	2007	2008
Santa Fe Market Share	13.77%	15.89%	15.94%	20.30%	20.57%

Source: FDIC Statement of Deposits Report June 30,2008 (Includes banks only)

Deposits by Market

As of June 30, 2008

Market	LANB Deposits (in millions)	Total Deposits (in millions)	Market Share	Rank in Market
Los Alamos	755.326	846.626	89.01%	1st
Santa Fe	438.468	2,131.202	20.57%	1st
New Mexico	1,193.794	22,304.346	5.35%	4th

Source: FDIC Statement of Deposits Report June 30,2008 (Includes banks only)

Outlook

- Mortgage Refinance
- Housing Market & Inventories
- Improving Consumer Confidence
- Regulatory Climate
- First Quarter Results

National Economic Outlook

- We are in the midst of the worst economic downturn in 50 years and the most severe financial crisis since the 1930s.
- However, over the past month, many economic indicators have been better than expected.
- While the economy is still contracting, the pace of decline has diminished, and we appear closer to the end of the recession.
- Financial conditions have also improved, but we have further to go before conditions return to normal.
- While the recession could end as soon as June, financial stress is likely to remain elevated into next year.

Source: Federal Reserve Bank of Kansas City

National Economic Outlook

Home Sales Appear to be Stabilizing

New and Existing Home Sales



Thousands, 3-Month Moving Average
Thousands
1500
1300
1100
900
700
500
300
7000
6500
6000
5500
5000
4500
4000
New home sales
Existing home sales
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09

Source: Federal Reserve Bank of Kansas City

National Economic Outlook

There are Increasing Signs of Possible Recovery

S&P 500 Index and Initial Unemployment Claims



Thousands, 4-Week Moving Average
Index
1600
1400
1200
1000
800
600
650
550
450
350
250
S&P 500 Index
(Left-axis)
Initial Claims
(Right-axis)
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09

Source: Federal Reserve Bank of Kansas City

National Economic Outlook

Forecasters Have Raised Growth Estimates Slightly
Real Gross Domestic Product (GDP) Growth



Quarterly percent change (annualized)
4
2
0
-2
-4
-6
-8
2008 Q2
2008 Q3
2008 Q4
2009 Q1
2009 Q2
2009 Q3
2009 Q4
2010 Q4/Q4
Actual
Blue Chip Mar Forecasts
Blue Chip Apr Forecasts
Blue Chip May Forecasts

Source: Federal Reserve Bank of Kansas City

NM Economic Outlook

- New Mexico
- Los Alamos
- Santa Fe



TCC Total Assets

Q1 2008 compared to Q1 2009

In millions



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0

	2008 Q1	2009 Q1
Total Assets	$1,433	$1,528

TCC Net Income

Q1 2008 compared to Q1 2009

In millions


$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
Q1 2008
Q1 2009
TCC Net Income
$2.854
$3.208

Efficiency

Q1 2008 compared to Q1 2009


70%
65%
60%
55%
50%
45%
40%
Better
Q1 2008
Q1 2009
Efficiency Ratio
62.61%
52.80%

TCC Earnings Per Share

Q1 2008 compared to Q1 2009


$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
Q1 2008
Q1 2009
Earnings per Share
$0.44
$0.50

Questions & Answers